[redacted]

SECI 08031831 ISSION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 51049

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING April 1, 2007 (MM/DD/YY) AND ENDING March 31, 2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Morgan Investment Management, Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

12520 High Bluff Drive, Suite 360
(No. and Street)

San Diego (City) CA (State) 92130 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John Morgan, President (858) 793-2500
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rushall, Reital & Randall
(Name – *if individual, state last, first, middle name*)

400 S. Sierra Avenue, Suite 200 (Address) Solana Beach (City) CA (State) 92075 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 06 2008
THOMSON REUTERS

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC Mail Processing Section
MAY 28 2008
Washington, DC
100

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, John Morgan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Morgan Investment Management, Inc., as of March 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SEE ATTACHMENT FOR OFFICIAL NOTARIZATION

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Independent auditors report on internal accounting control.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA ALL-PURPOSE ACKNOWLEDGMENT

State of California

County of San Diego

On May 27, 2008 (Date) before me, Toni Silva Notary Public (Here Insert Name and Title of the Officer),

personally appeared John F. Morgan (Name(s) of Signer(s))

who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

OFFICIAL SEAL
TONI NICHOLE SILVA
NOTARY PUBLIC-CALIFORNIA
COMM. NO. 1784941
SAN DIEGO COUNTY
MY COMM. EXP. DEC. 13, 2011
RBG-1

Place Notary Seal Above

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand ~~and official seal.~~

Signature [signature] (Signature of Notary Public)

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Description of Attached Document

Title or Type of Document: ______

Document Date: ______ Number of Pages: ______

Signer(s) Other Than Named Above: ______

Capacity(ies) Claimed by Signer(s)

Signer's Name: ______
- ☐ Individual
- ☐ Corporate Officer — Title(s): ______
- ☐ Partner — ☐ Limited ☐ General
- ☐ Attorney in Fact
- ☐ Trustee
- ☐ Guardian or Conservator
- ☐ Other: ______

Signer Is Representing: ______

RIGHT THUMBPRINT OF SIGNER
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Signer's Name: ______
- ☐ Individual
- ☐ Corporate Officer — Title(s): ______
- ☐ Partner — ☐ Limited ☐ General
- ☐ Attorney in Fact
- ☐ Trustee
- ☐ Guardian or Conservator
- ☐ Other: ______

Signer Is Representing: ______

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Financial Statements (Audited)

Morgan Investment Management, Inc.

March 31, 2008 and 2007

RUSHALL REITAL & RANDALL

MORGAN INVESTMENT MANAGEMENT, INC.

March 31, 2008 and 2007

CONTENTS

RUSHALL REITAL & RANDALL
CERTIFIED PUBLIC ACCOUNTANTS

400 SOUTH SIERRA AVENUE
SUITE 200
P.O. BOX 643
SOLANA BEACH, CA 92075

PHONE (858) 755-5131
FAX (858) 755-5374

Independent Auditors' Report

Board of Directors
Morgan Investment Management, Inc.
San Diego, California

We have audited the accompanying statements of financial condition of Morgan Investment Management, Inc. as of March 31, 2008 and 2007 and the related statements of income, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the fiscal years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Morgan Investment Management, Inc. as of March 31, 2008 and 2007, and the results of its operations and its cash flows for the fiscal years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained on pages 12 through 19 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Rushall Reital & Randall

Rushall, Reital & Randall
Solana Beach, California
May 20, 2008

MORGAN INVESTMENT MANAGEMENT, INC.
STATEMENTS OF FINANCIAL CONDITION

March 31, 2008 and 2007

ASSETS

	2008	2007
Current assets		
Cash and cash equivalents	$ 42,491	$ 3,672
Marketable securities	0	29,631
Commissions receivable	402	1,811
Prepaid expenses	844	765
	43,737	35,879
Furniture and equipment		
Equipment	23,003	18,780
Furniture and fixtures	1,699	1,699
Less: accumulated depreciation	(24.549)	(20,221)
	153	258
	$ 43,890	$ 36,137

LIABILITIES AND STOCKHOLDER'S EQUITY

	2008	2007
Current liabilities		
Accounts payable and accrued expenses	$ 675	$ 0
Income tax payable	2,352	1,149
Loans from stockholder	2,712	2,712
	5,739	3,861
Stockholder's equity		
Common stock, $1 par value; 100 shares authorized, issued and outstanding	100	100
Additional paid in capital	29,900	29,900
Retained earnings	8,151	2,276
	38,151	32,276
	$ 43,890	$ 36,137

See accompanying notes to financial statements.

MORGAN INVESTMENT MANAGEMENT, INC.
STATEMENTS OF INCOME

Fiscal Years Ended March 31, 2008 and 2007

	2008	2007
Commissions earned	$ 38,076	$ 37,292
Annuity, mutual fund, and interest participation fees	16,402	17,238
	54,478	54,530
Other administrative expenses	24,149	12,708
Occupancy and equipment rental	13,339	7,543
Professional and other fees	8,800	6,700
Brokerage and exchange fees	8,877	5,083
Office expenses	7,612	3,878
Communications	5,944	3,631
Meals and entertainment	5,865	3,484
Insurance	2,342	1,271
Regulatory fees	801	1,128
Depreciation expense	4,328	176
	82,057	45,602
Net operating (loss) income	(27,579)	8,928
Realized gain on marketable securities	530	1,281
Unrealized (loss) on marketable securities	(161)	(289)
Other income	35,000	0
Interest income	1,264	51
Interest expense	(73)	(31)
Income before taxes	8,981	9,940
Income tax expense		
Current	3,106	1,896
Net income	$ 5,875	$ 8,044

See accompanying notes to financial statements.

MORGAN INVESTMENT MANAGEMENT, INC.
STATEMENTS OF CASH FLOWS

Fiscal Years Ended March 31, 2008 and 2007

	2008	2007
Cash flows from operating activities:		
Net income	$ 5,875	$ 8,044
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	4,328	176
Realized gain on marketable securities	(530)	(1,281)
Unrealized loss on marketable securities	161	289
(Increase) decrease in assets:		
Commissions receivable	1,409	(781)
Prepaid expenses	(79)	(11)
Increase (decrease) in liabilities:		
Accounts payable and accrued expenses	675	(690)
Income tax payable	1,203	1,149
Net cash provided by operating activities	13,042	6,895
Cash flows from investing activities:		
Purchase of securities	0	(57,771)
Sale of securities	30,000	57,000
Purchase of equipment	(4.223)	0
Net cash provided (used) by investing activities	25,777	(771)
Cash flows from financing activities		
Payment of shareholder loan	0	(4,500)
Net cash used by financing activities	0	(4,500)
Net increase in cash and cash equivalents	38,819	1,624
Beginning cash and cash equivalents	3,672	2,048
Ending cash and cash equivalents	$ 42,491	$ 3,672

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

	2008	2007
Income taxes paid	$ 1,896	$ 800
Interest paid	$ 73	$ 31

See accompanying notes to financial statements.

MORGAN INVESTMENT MANAGEMENT, INC.
STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY

Fiscal Years Ended March 31, 2008 and 2007

	Number of Common Shares Outstanding		Common Stock		Additional Paid in Capital		Retained Earnings/ (Accumulated Deficit)		Total
Balance at March 31, 2006	100	$	100	$	29,900	$	(5,768)	$	24,232
Net income	0		0		0		8,044		8,044
Balance at March 31, 2007	100		100		29,900		2,276		32,276
Net income	0		0		0		5,875		5,875
Balance at March 31, 2008	100	$	100	$	29,900	$	8,151	$	38,151

See accompanying notes to financial statements.

MORGAN INVESTMENT MANAGEMENT, INC.
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIM OF GENERAL CREDITORS

Fiscal Years Ended March 31, 2008 and 2007

There were no liabilities subordinated to the claim of general creditors as of March 31, 2008 and 2007.

See accompanying notes to financial statements.

NOTE A: NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Morgan Investment Management, Inc. (a C corporation) was formed in 1998 and is a licensed securities broker-dealer under the jurisdiction of the NASD (National Association of Securities Dealers, Inc.). The Company sells to their clients, who are located in the Southern California area, different investments which are called products. Each product generates a commission to the Company based on the sales. It conducts a customer business that is cleared through another broker-dealer on a fully disclosed basis in accordance with the exemption under 15c3-3(k)(2)(ii).

The majority of commissions receivable as of March 31, 2008 and 2007 are due from Wedbush Morgan Securities.

Revenue Recognition

Commission revenues are recorded on a trade date basis. Annuity and other fees are recorded in the period earned.

Cash and cash equivalents

The Company considers all highly liquid instruments with an original maturity of 90 days or less at the time of purchase to be cash equivalents. Cash and cash equivalents at March 31, 2008 are invested principally in money market accounts.

Marketable securities

Marketable securities are carried at fair value in accordance with Statement of Financial Accounting Standard No. 115. All of the securities are classified as trading securities. Realized gains and losses on securities are determined by using the specific identification method.

Furniture and equipment

Furniture and equipment are recorded at cost. Depreciation is provided by the straight-line method over statutory periods. The Modified Accelerated Cost Recovery System (MACRS) is being used for income tax purposes.

Income taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due. Deferred taxes are not recognized for differences between the basis of assets and liabilities for financial statement and income tax purposes because the amount is insignificant.

NOTE A: NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES, continued

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE B: NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At March 31, 2008 and 2007, the Company had net capital of $37,154 and $30,932, respectively, and a net capital requirement of $5,000 for the fiscal years ended March 31, 2008 and 2007.

NOTE C: SECURITIES INVESTOR PROTECTION CORPORATION MEMBERSHIP

The Company is a member in good standing of the Securities Investor Protection Corporation.

NOTE D: CLEARING AGREEMENT

The Company entered into an agreement in July of 1998 with Wedbush Morgan Securities whereby all security transactions are cleared through Wedbush Morgan Securities.

NOTE E: LEASE COMMITMENTS

In September, 2004, the Company entered into a lease agreement for equipment which will expire in September, 2007. After the lease expired, the stockholder bought the equipment personally.

In November, 2007, the Company entered into a lease agreement for a vehicle which will expire in August, 2010. The monthly payment on the lease is $780 with an option to purchase at the end of the term.

NOTE E: LEASE COMMITMENTS, continued

The lease on the Company's premises was made in the stockholder's name and will expire in August, 2008. The Company makes a monthly payment of $721 to the lessor.

Total rent expense for equipment and premises aggregated $13,339 and $7,543 for the fiscal years ended March 31, 2008 and 2007, respectively.

NOTE F: INCOME TAXES

The provision for income taxes at March 31, 2008 and 2007 are as follows:

	2008	2007
Federal	$ 1,919	$ 1,096
State	1,187	800
	$ 3,106	$ 1,896

NOTE G: RELATED PARTY TRANSACTIONS

The Company has an unsecured loan payable of $ 2,712 to the stockholder at March 31, 2008. The non-interest bearing loan is due on demand. There were no amounts paid to the shareholder during the fiscal year ending March 31, 2008.

NOTE H: OTHER INCOME

Other income of $35,000 represents a one time distribution when the National Association of Securities Dealers (NASD) converted into the Financial Industry Regulatory Authority (FINRA).

MORGAN INVESTMENT MANAGEMENT, INC.
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1

Fiscal Years Ended March 31, 2008 and 2007

	2008	2007
Total stockholder's equity	$ 38,151	$ 32,276
Deduct stockholder's equity not allowable	0	0
Total shareholder's equity qualified for net capital	38,151	32,276
Total liabilities subordinated to claims of general creditors allowable in computation of net assets	0	0
Total non-allowable assets	997	1,023
Net capital before haircuts on securities positions	37,154	31,253
Less: Haircuts on securities	0	(222)
Undue concentration	0	(99)
Net capital	$ 37,154	$ 30,932

See accompanying notes to financial statements.

MORGAN INVESTMENT MANAGEMENT, INC.
COMPUTATION OF NET CAPITAL REQUIREMENT PURSUANT TO RULE 15c3-3

Fiscal Year Ended March 31, 2008

Minimum net capital requirement (6.67% of current liabilities)	$ 383	
Minimum dollar net capital required	5,000	
Net capital requirement - (the larger of the required net capital)		$ 5,000
Net capital for fiscal year ended March 31, 2008	37,154	
Net capital requirement	5,000	
Excess net capital	$ 32,154	
Excess net capital at 100% (less 10% of total aggregate indebtedness)		$ 36,580

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total liabilities from statement of financial condition	$ 5,739
Total aggregate indebtedness	$ 5,739
Ratio: Aggregate indebtedness to net capital	0.15

See accompanying notes to financial statements.

MORGAN INVESTMENT MANAGEMENT, INC.
SCHEDULE OF RECONCILIATION PURSUANT TO RULE 17a-5(d)(4)

Fiscal Year Ended March 31, 2008

Reconciliation of computation of net capital pursuant to Rule 15c3-1

	Dealer's Unaudited Report 03/31/08	Audited Report 03/31/08	Difference
Total stockholder's equity	$ 45,847	$ 38,151	$ 7,696
Deduct stockholder's equity not allowed	0	0	0
Total stockholder's equity qualified for net capital	45,847	38,151	7,696
Total non-allowable liabilities	0	0	0
Total non-allowable assets	5,246	997	(4,249)
Net capital before haircuts on securities positions	40,601	37,154	3,447
Haircuts on securities	0	0	0
Undue concentration	0	0	0
Net capital	$ 40,601	$ 37,154	$ 3,447

Schedule A - Reconciliation of stockholder's equity

Net income per unaudited statement	$ 13,571
Increase in commissions earned	8,457
Increase in brokerage and exchange fees	(8,877)
Decrease in regulatory fees	79
Increase in other administrative expenses	(46)
Increase in income tax	(2,306)
Increase in professional and other fees	(675)
Increase in depreciation expense	(4,328)
Net income, audited report	5,875
Capital stock	100
Additional paid in capital	29,900
Retained earnings, March 31, 2007	2,276
Total stockholder's equity	$ 38,151

See accompanying notes to financial statements.

MORGAN INVESTMENT MANAGEMENT, INC.
SCHEDULE OF RECONCILIATION PURSUANT TO RULE 17a-5(d)(4), continued

Fiscal Year Ended March 31, 2008

	Dealer's Unaudited Report 3/31/2008	Audited Report 3/31/2008	Difference
Schedule B - Reconciliation of non-allowable liabilities:			
Liabilities subordinated to claims of general creditors	$ 0	$ 0	$ 0
Schedule C - Reconciliation of non-allowable assets:			
Property and equipment - net	4,481	153	(4,328)
Prepaid expense	765	844	79
Total non-allowable assets	$ 5,246	$ 997	$ (4,249)
Reconciliation of computation of net capital requirement pursuant to Rule 15c3-3			
Minimum net capital requirement (6.67% of current liabilities)	$ 180	$ 383	$ 203
Minimum dollar net capital required	5,000	5,000	0
Net capital requirement	$ 5,000	$ 5,000	$ 0
Net capital for year ended to March 31, 2008	$ 40,601	$ 37,154	$ 3,447
Net capital requirement	5,000	5,000	0
Excess net capital	$ 35,601	$ 32,154	$ 3,447

The difference of $3,447 is due to the difference of net income and non-allowable assets explained in the schedule of reconciliation of net capital pursuant to Rule 15c3-1.

See accompanying notes to financial statements.

MORGAN INVESTMENT MANAGEMENT, INC.
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

Fiscal Years Ended March 31, 2008 and 2007

Not applicable because the Company qualifies for exemption under Rule 15c3-3(k)(2)(ii).

MORGAN INVESTMENT MANAGEMENT, INC.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER
RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

Fiscal Years Ended March 31, 2008 and 2007

Not applicable because the Company qualifies for exemption under Rule 15c3-3(k)(2)(ii).

See accompanying notes to financial statements.

RUSHALL REITAL & RANDALL
CERTIFIED PUBLIC ACCOUNTANTS

400 SOUTH SIERRA AVENUE
SUITE 200
P.O. BOX 643
SOLANA BEACH, CA 92075

PHONE (858) 755-5131
FAX (858) 755-5374

Independent Auditors' Report on Internal Accounting Control

The Board of Directors
Morgan Investment Management, Inc.
San Diego, California

In planning and performing our audits of the financial statements and supplemental schedules of Morgan Investment Management, Inc. (the Company) for the fiscal years ended March 31, 2008 and 2007, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design and operation of the specific internal control components does not reduce to a relatively low level of risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at March 31, 2008 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Rushall, Reital & Randall
Solana Beach, California
May 20, 2008

Rushall Reital & Randall

END